ATTACHMENT Q.77E


On June 6, 2005, a stockholder of the Fund commenced litigation in Maryland state court against the Fund and its directors regarding Mr. Goldstein's purported nominees and the Fund's Bylaws. The complaint, purportedly a class action on behalf of all stockholders, alleges, among other things: that the directors breached their fiduciary duty and the Bylaws in taking the position that the Fund's director qualification Bylaw applies to Mr. Goldstein's purported nominees and that they may not be nominated or elected to serve as Fund directors; that the director qualification and certain other provisions of the Fund's Bylaws are not valid; that even if those provisions are valid, the votes for Mr. Goldstein's purported nominees must count as votes cast, for purposes of determining whether the Board's nominees received a plurality of votes cast; that the Fund and the directors should be required to disclose how votes in favor of Mr. Goldstein's purported nominees will be treated; and that the Fund and the directors do not have authority to disregard votes purportedly cast by persons whose shareholdings violate the Investment Company Act of 1940. The complaint seeks as relief, among other things, a declaration that the qualification Bylaw does not apply to Mr. Goldstein's nominees and/or is invalid. The Fund and its directors believe these claims do not have merit and intend to contest them. The suit was filed in Maryland state court, but has since been removed to federal court in Maryland. The case is pending. The annual meeting of stockholders occurred on June 21-22, 2005.